Management's Discussion and Analysis of Financial Condition and Results of Operations
For The Three and Nine Month Periods Ended September 30, 2004

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2004, was made as of November 12, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 10, to the unaudited interim consolidated financial statements. All financial information herein is presented in United States of America dollars (US dollars) except as otherwise indicated. Readers are also encouraged to read the Company's 2003 annual report, which contains financial statements and notes thereto.

Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP and in Canadian dollars with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the consolidated financial statements to the majority of their users, who are in the United States of America, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements and effective March 31, 2004 initiated reporting in US dollars, with comparative periods restated to US GAAP and US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company reestablished the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at September 30, 2004 and December 31, 2003. In addition, costs related to start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999 related to the start-up of Beijing Oz Education Network Ltd., ("Oztime") and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" ("CICA Section 3870"). The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003 under Canadian GAAP. The Company has adopted this fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under CICA Section 3870 for Canadian GAAP purposes and under the Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" for US GAAP purposes unless these stock options are modified or settled subsequent to adoption. No such election has been made under US GAAP and as a result a stock compensation expense of $449,370 and $1,606,501 would be recorded under Canadian GAAP for the three and nine month periods ended September 30, 2004, respectively, decreasing the net income for the three month period to $0.3 million and increasing the net loss for the nine month period to $2.0 million. This and other effects on net income (loss) arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 10 to the unaudited interim consolidated financial statements.

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Forward Looking Information

This MD&A may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors. These factors include, among others, those listed in "Risk Factors".

Any projections in this MD&A are based on limited information currently available to the Company, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, the Company will not necessarily update the information. Such information speaks only as of the date of this MD&A.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi's core business is the development of software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice Inc. and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Executive Summary of Operating Results
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(thousands of US$ except per share amounts)	2004	2003	2004	2003
Revenue	$3,718	$2,651	$10,161	$6,973
Gross margin	3,597	2,585	9,791	6,694
Net income (loss)	725	(261)	(477)	(2,913)
Total assets	$18,387	$8,113	$18,387	$8,113
Net income (loss) per share - basic and diluted	$0.02	$(0.01)	$(0.01)	$(0.08)
Outstanding shares, weighted average	42,584,158	39,319,269	40,496,790	38,504,101
Outstanding shares, end of period	43,805,924	39,325,560	43,805,924	39,325,560

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

4 THIRD QUARTER INTERIM

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 103 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

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Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Recent Accounting Pronouncement

On October 13, 2004, the FASB concluded that Statement 123R, "Share-Based Payment, an Amendment of SFAS No. 123 and 95" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The FASB's current plan is to issue a final Statement on or around December 15, 2004. The Company is currently evaluating the impact of SFAS 123R.

Three Months Ended September 30, 2004

Revenue

Total revenue for the three-months ended September 30, 2004 was $3.7 million, an increase of 40 percent or $1.1 million over third quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.6 million compared to $2.5 million for the same period a year ago. Other product revenue from e-Learning was $0.1 million for the quarter compared to $0.1 million a year earlier.

In this quarter, we earned royalties from 40 eZiText licensees compared to 37 in the same period a year earlier. In the three months ended September 30, 2004, 105 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 677 compared to 345 a year earlier.

Gross margin on revenue was $3.6 million for the third quarter of 2004, an increase of 39 percent over last year's level of $2.6 million. Gross margin this quarter decreased to 96.7 percent of revenue compared to 97.5 percent in the third quarter of the prior year.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2004 increased by $0.3 million to $2.1 million from the same period a year earlier. Fixed costs period to period were generally lower, offset by higher sales commissions payable on increased revenue volume. Product research and development expense decreased by $0.1 million year over year to $0.4 million. Gross expenditures on product development before capitalization, period over period increased by $0.3 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In the three month period ended September 30, 2004, the Company capitalized $0.4 million in software development costs.

Depreciation and amortization decreased by $0.1 million in the third quarter of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to lower levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

Net income was $0.7 million for the three-month period ended September 30, 2004 compared to a net loss of $0.3 million a year earlier. Net income in the current period includes: $1.7 million operating profit from the Zi Technology business segment; $0.2 million loss from the e-Learning business segment; and $0.8 million loss for other corporate costs including public company operating costs. Principal reasons for the improvement in profitability are higher gross margins on higher revenue of $1.1 million, lower product research and development expense of $0.1 million and lower depreciation and amortization charges of $0.1 million.

6 THIRD QUARTER INTERIM

Nine Months Ended September 30, 2004

Revenue

Total revenue for the nine-months ended September 30, 2004 was $10.2 million, an increase of 46 percent or $3.2 million over the same period a year earlier. Revenue from Zi Technology and its text input applications was $9.9 million compared to $6.6 million for the same period a year ago. Revenue under a fixed price maintenance contract with SonyEricsson ceased during the prior 2004 quarter as a result of contract expiry. Although the Company continues to have other agreements in place with SonyEricsson, the revenue decline from this licensee in the nine month period ended September 30, 2004, included in the overall revenue increase was $0.5 million. Other product revenue from e-Learning was $0.3 million for the nine month period ended September 30, 2004 and 2003.

In the nine month period ended September 30, 2004, we earned royalties from 57 eZiText licensees compared to 40 in the same period a year earlier. In the nine months ended September 30, 2004, 279 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 677 compared to 345 a year earlier. Gross margin on revenue was $9.8 million for the nine month period ended September 30, 2004, an increase of 46 percent over last year's level of $6.7 million. Gross margin for the nine month period ended September 30, 2004 increased slightly to 96.4 percent of revenue compared to 96 percent in the same period of the prior year.

Operating costs and expenses

SG&A in the nine months ended September 30, 2004 increased $1.6 million to $7.6 million from the same period a year earlier. The increase of $1.6 million is due principally to $1.4 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. In the first nine months of 2003, $0.6 million of non-cash compensation expense was incurred. Excluding these non-cash expenses, SG&A increased $0.8 million reflecting lower fixed costs period to period, offset by higher sales commissions payable on increased revenue volume and costs associated with changes in financial reporting currency and GAAP. Product research and development expense decreased by $0.1 million year over year to $1.4 million. Gross expenditures on product development before capitalization, period over period increased by $1.0 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In the nine month period ended September 30, 2004, the Company capitalized $1.3 million in software development costs.

Depreciation and amortization decreased by $0.4 million in the first nine months of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to lower levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets. For the first nine months of 2004, other interest expense decreased $0.5 million to approximately $33,000 from the prior year period. Other interest expense in the nine month period ended September 30, 2003 included the amortized portion of deferred financing cost of $0.5 million and interest expense both related to a note payable of $3.24 million repaid June 20, 2004. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable and repaid this note July 20, 2004, as further discussed in the "Liquidity and Capital Resources" section of this MD&A. Other interest in the nine months ended September 30, 2004 is effectively interest on the $1 million loan.

The net loss was $0.5 million for the nine-month period end September 30, 2004 compared to $2.9 million a year earlier. The net loss in the current period includes: $3.7 million operating profit from the Zi Technology business segment; $0.8 million loss from the e-Learning business segment; and $3.4 million loss for other corporate costs including public company operating costs and non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. Principal reasons for the improvement in profitability is higher gross margins on higher revenue of $3.2 million, lower depreciation and amortization of $0.4 million, lower interest expense of $0.5 million, lower product research and development expense of $0.1 million offset by increased SG&A of $1.6 million.

Liquidity and Capital Resources

At September 30, 2004, the Company held $9.7 million in cash and cash equivalents. On July 16, 2004 the Company completed a private placement for net cash proceeds of $7.1 million.

During the three months ended September 30, 2004, the Company had net cash inflow of $8.4 million representing the private placement along with proceeds received of $1.2 million from the exercise of stock options, $0.6 million of working capital generated, $0.9 million of cash inflow before changes in non-cash working capital offset by $0.4 million of software development costs.

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Cash flow from operations for the first nine months of 2004 was $1.2 million compared to $2.0 million applied to operations for the same period in 2003. Included in the $1.2 million of cash generated was $0.75 million representing the final scheduled installment under a settlement agreement with AOL. Excluding the AOL final payment, cash flow provided by operations was $1.95 million. The net decrease of $3.2 million in cash applied to operations between these periods represents, principally, increased gross margin of $3.1 million, decreased other interest expense of $0.5 million, offset by increased SG&A of $1.6 million, decreased product research and development expense of $0.1 million and decreased funds applied to non-cash working capital of $0.4 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $7.0 million. Net proceeds include a non-cash item of $141,048 representing 218,182 agent warrants payable under the financing. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. The agent warrants have an exercise price of CDN$3.25 and expire, if unexercised two years from the date of grant. The Company accounted for the agent warrants in accordance with SFAS No. 123 and recognized as part of common share issue costs $141,048, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement and the agent warrants issued are subject to statutory restrictions on resale, including hold periods.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable. The note payable's interest rate was the prime rate plus one percent, payable monthly. The loan was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the note was repaid in full.

Capital requirements for the remainder of 2004 include, among other things, costs to carry Oztime in the fourth quarter forecasted to be $0.3 million and a forecasted $0.7 million in product development costs related to the Company's core technology products. The Company is looking to divest of Oztime.

Risks and Uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks, among others, arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  the growth trends in the input technology industry;

  new product development;

  global economic conditions and uncertainties in the geopolitical environment;

  financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services;

  the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies;

  dependence on the introduction and market acceptance of new product offerings and standards;

  rapid technological and market change;

  matters affecting Zi's principal shareholder;

  litigation involving patents, intellectual property, and other matters;

  the ability to recruit and retain key personnel;

  Zi's ability to manage financial risk;

  currency fluctuations and other international factors;

  potential volatility in operating results; and

  other factors listed in Zi's filings with the Securities and Exchange Commission.

8 THIRD QUARTER INTERIM